# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHARKNINJA, INC., CIK 0001957132
CUSIP: G8068L108
Title of class of securities: Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 89 A STREET, #100, Needham, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-011859
Filed by CIK 0002001826

## Reporting persons
- CJ Xuning Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 1,384,000; shared voting power 50,965,893; sole dispositive power 1,384,000; shared dispositive power 50,965,893; aggregate amount beneficially owned 52,349,893 (37.2% of the class)
  Comment: (1) Note to Item 9: Consists of (i) 50,639,560 ordinary shares held of record by JS&W Group Holdings Limited Partnership ("JS&W Group Holdings") as of September 30, 2026, the general partner of which is ultimately controlled by Mr. Wang, (ii) 326,333 ordinary shares held of record by JS&W Asset Holdings Limited Partnership ("JS&W Asset Holdings") as of September 30, 2026, the general partner of which is ultimately controlled by Mr. Wang, and (iii) 1,384,000 ordinary shares held by Mr. Wang as of September 30, 2026. (2) Note to Item 11: This percentage is calculated based on 140,911,501 ordinary shares outstanding as of October 29, 2026, as reported on the Issuer's Form 10-Q dated November 4, 2026.
- JS&W Group Holdings Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 50,639,560; sole dispositive power 0; shared dispositive power 50,639,560; aggregate amount beneficially owned 50,639,560 (35.9% of the class)
  Comment: (1) Note to Item 9: Consists of 50,639,560 ordinary shares held of record by JS&W Group Holdings as of September 30, 2026, the general partner of which is ultimately controlled by Mr. Wang. (2) Note to Item 11: This percentage is calculated based on 140,911,501 ordinary shares outstanding as of October 29, 2026, as reported on the Issuer's Form 10-Q dated November 4, 2026.
- JS&W Asset Holdings Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 326,333; sole dispositive power 0; shared dispositive power 326,333; aggregate amount beneficially owned 326,333 (0.2% of the class)
  Comment: (1) Note to Item 9: Consists of 326,333 ordinary shares held of record by JS&W Asset Holdings as of September 30, 2026, the general partner of which is ultimately controlled by Mr. Wang; (2) Note to Item 11: This percentage is calculated based on 140,911,501 ordinary shares outstanding as of October 29, 2026, as reported on the Issuer's Form 10-Q dated November 4, 2026.

## Item 1. Issuer
Name of issuer: SHARKNINJA, INC.
Address of issuer's principal executive offices: 89 A STREET #100, Needham, MA 02494

## Item 2. Person Filing
Name of person filing:
CJ Xuning Wang ("Mr. Wang")

JS&W Group Holdings Limited Partnership ("JS&W Group Holdings")

JS&W Asset Holdings Limited Partnership ("JS&W Asset Holdings")

(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of principal business office of Mr. Wang is c/o SharkNinja, Inc., 89 A Street, Needham, MA 02494.

The address of principal business office of JS&W Group Holdings is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.

The address of principal business office of JS&W Asset Holdings is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.
Citizenship:
Mr. Wang - Hong Kong, the People's Republic of China

JS&W Group Holdings - Cayman Islands

JS&W Asset Holdings - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Wang: 52,349,893 ordinary shares;

JS&W Group Holdings: 50,639,560 ordinary shares;

JS&W Asset Holdings: 326,333 ordinary shares.
Percent of class:
Mr. Wang: 37.2%

JS&W Group Holdings: 35.9%

JS&W Asset Holdings: 0.2%

The foregoing percentages are calculated based on 140,911,501 ordinary shares outstanding as of October 29, 2026, as reported on the Issuer's Form 10-Q dated November 4, 2026.
Sole power to vote or to direct the vote:
Mr. Wang: 1,384,000

JS&W Group Holdings: 0

JS&W Asset Holdings: 0
Shared power to vote or to direct the vote:
Mr. Wang: 50,965,893

JS&W Group Holdings: 50,639,560

JS&W Asset Holdings: 326,333
Sole power to dispose or to direct the disposition:
Mr. Wang: 1,384,000

JS&W Group Holdings: 0

JS&W Asset Holdings: 0
Shared power to dispose or to direct the disposition:
Mr. Wang: 50,965,893

JS&W Group Holdings: 50,639,560

JS&W Asset Holdings: 326,333

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated November 13, 2026, by and among CJ Xuning Wang, JS&W Group Holdings Limited Partnership and JS&W Asset Holdings Limited Partnership

## Signatures
- CJ Xuning Wang: /s/ CJ Xuning Wang, CJ Xuning Wang (11/13/2026)
- JS&W Group Holdings Limited Partnership: /s/ CJ Xuning Wang, CJ Xuning Wang/Director of general partner of JS&W Group Holdings Limited Partnership (11/13/2026)
- JS&W Asset Holdings Limited Partnership: /s/ CJ Xuning Wang, CJ Xuning Wang/Director of general partner of JS&W Asset Holdings Limited Partnership (11/13/2026)